SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-33207

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Great Plains Energy Incorporated Cash or Deferred Arrangement (Employee Savings Plus Plan) (hereinafter referred to as "Plan")

	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Great Plains Energy Incorporated 1201 Walnut Kansas City, Missouri 64106-2124

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	4

Notes to Financial Statements	5 - 9

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes at the End of Year	10

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions	11

Note:	Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the Great Plains Energy Incorporated Cash or Deferred Arrangement ("Employee Savings Plus") Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of Great Plains Energy Incorporated Cash or Deferred Arrangement ("Employee Savings Plus") (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

Kansas City, Missouri

June 27, 2005

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments (Note 3)	$223,237,066	$218,211,378

Receivables:
Employer contributions	138,412	139,440
Employee contributions	508,421	519,359

Total receivables	646,833	658,799

Cash		18,069

Accrued Income	62,208

NET ASSETS AVAILABLE FOR BENEFITS	$223,946,107	$218,888,246

See notes to financial statements.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$2,649,808
Interest	513,850
Dividends	7,102,402
Contributions:
Employer contributions	3,206,307
Employee contributions	12,152,155

Total additions	25,624,522

DEDUCTIONS:
Benefits paid to participants	20,704,745
Dividend distributions	226,278
Expenses Paid	15,471

Total deductions	20,946,494

INCREASE IN NET ASSETS	4,678,028

PLAN TO PLAN TRANSFER (Note 8)	379,833

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	218,888,246

End of year	$223,946,107

See notes to financial statements.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED
ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004
____________________________________________________________________________

1. PLAN DESCRIPTION

The following description of the Great Plains Energy Incorporated Cash or Deferred Arrangement ("Employee Savings Plus") (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all full time and part time management and bargaining unit employees of Kansas City Power & Light Company, sponsored by Great Plains Energy Incorporated (the "Company"). Effective June 1, 2002, eligible employees of Home Services Solutions, Inc. and Worry Free Services, Inc. began participating in the Plan. The Plan provides that employees are immediately eligible to make elective contributions to the Plan. The Company serves as the administrator of the Plan. United Missouri Bank, n.a. ("UMB") served as the trustee of the Plan through January 20, 2004. Marshall & Ilsley Trust Company, N.A. ("M&I") serves as the trustee of the Plan effective January 20, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

An Employee Stock Ownership Plan ("ESOP") component was added to the Plan on January 1, 2002. The ESOP component consists of the portion of the Plan that is invested in Great Plains Energy Incorporated common stock. Adding this component gives participants the option of receiving a direct cash distribution of any dividends paid on such stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, their Company match accounts. Dividends paid on Company stock will be automatically reinvested, unless the cash distribution was elected.

Contributions - Each year participants may contribute between 2% and 40% of their annual compensation as defined in the Plan. In addition, participants who have attained age 50 and who elect to make the maximum level of elective contributions, as defined by the Plan, may elect to make a catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants are eligible for a matching contribution after completing one year of service. The Company contributes 50% of the employee's elective contribution, not to exceed 3% of annual compensation, as defined in the Plan. The matching contribution is invested directly in the Great Plains Energy Incorporated Stock Fund although participants who have attained the age of 52 may transfer funds in their company-match account to another investment fund offered by the Plan. Contributions are subject to certain Internal Revenue Code ("IRC") limitations.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and charged with an allocation of administrative expenses as applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company matching contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is partially vested after two years and 100% vested after six years of credited service. Participants who retire after age 55, die or become totally or permanently disabled while an employee of the Company are considered 100% vested in the Company matching contributions, regardless of their length of service.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates equal to prime plus 2%. Principal and interest is paid ratably through semi-monthly payroll deductions. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the purchase of a participant's primary residence, which has a maximum of fifteen years.

Payment of Benefits - Participants who leave the Company as a result of termination, retirement, or permanent disability may receive the vested interest in their account in one lump-sum payment or in a series of monthly or annual installments over a period of not longer than five years, rollover their account to another trustee or elect to defer distribution until age 62 or retirement, whichever is later. Upon death, distributions will be made to beneficiaries in a lump sum or in monthly or annual installments over a period of no more than three years.

Forfeited Accounts - At December 31, 2004 there were no forfeited non-vested accounts and at December 31, 2003, forfeited non-vested accounts totaled $310. These accounts are used to reduce employer contributions. Also, during 2004, employer contributions were reduced by $39,555 from forfeited non-vested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefits payments to participants are recorded upon distribution.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003
Great Plains Energy Incorporated Stock Fund, 3,046,365 and 3,126,800 shares, respectively (includes both nonparticipant-directed and participant-directed funds)	$92,279,171	$99,494,791
Fidelity Magellan Fund, 372,330 and 411,183 shares, respectively	38,644,118	40,189,028
Fidelity Puritan Fund, 1,081,714 and 1,015,901 shares, respectively	20,498,471	18,763,699
Fidelity Managed Income Portfolio, 15,745,536 and 17,178,135 shares, respectively	15,745,536	17,178,135
Fidelity Securities Fund OTC Portfolio, 373,487 shares		12,127,131

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $456,604 as follows:

Mutual funds	$7,187,879
Common stock	(4,538,071)

$2,649,808

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2004 and 2003, and for the year ended December 31, 2004. The stock fund is considered to be nonparticipant-directed for purposes of this disclosure as the participant-directed and nonparticipant-directed amounts cannot be separately determined.

	2004	2003
Net Assets - Great Plains Energy Incorporated Stock Fund	$92,279,171	$99,494,791

Year Ended December 31, 2004

Changes in Net Assets:

Contributions	$5,084,878
Dividends	5,036,285
Dividend distributions	(226,278)
Net depreciation in fair value of investments	(4,538,071)
Benefits paid to participants	(7,672,010)
Transfers to participant-directed investments	(10,969,784)
Transfers from participant-directed investments	6,069,360

$(7,215,620)

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of a money market fund and shares of Company stock managed by UMB and M&I. UMB served as the trustee through January 20, 2004 and M&I serves as the trustee effective January 20, 2004 and, therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their Company matching contributions.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. PLAN TO PLAN TRANSFER

Effective January 2, 2004, the balances of the accounts of all participants in the KLT, Inc. 401(k) Plan and Trust transferred to this Plan due to the merger of the KLT, Inc. 401(k) Plan and Trust into this Plan.

9. SUBSEQUENT EVENTS

Effective March 31, 2005, M&I shall be removed as trustee of the Plan and Fidelity Management Trust Company shall be appointed as trustee.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Great Plains Energy Incorporated Stock Fund	Common stock	$$98,694,111	$92,279,171
	Fidelity Magellan Fund	Mutual Fund	**	38,644,118
	Fidelity Puritan Fund	Mutual Fund	**	20,498,471
	Fidelity Managed Income Portfolio	Money Market Fund	**	15,745,536
	Fidelity OTC Portfolio	Mutual Fund	**	11,112,731
	Fidelity Blue Chip Growth Fund	Mutual Fund	**	7,931,905
	Fidelity Overseas Fund	Mutual Fund	**	5,750,032
	Fidelity Mid-Cap Stock Fund	Mutual Fund	**	3,727,174
	Fidelity Low-Priced Stock Fund	Mutual Fund	**	3,530,426
	Fidelity Asset Manager Fund	Mutual Fund	**	3,525,871
	Fidelity Intermediate Bond Fund	Mutual Fund	**	2,453,464
	Fidelity Small Cap Stock Fund	Mutual Fund	**	2,217,517
	Fidelity Freedom 2020 Fund	Mutual Fund	**	2,045,246
	Fidelity Spartan US Equity Index Fund	Mutual Fund	**	1,891,965
	Fidelity Freedom 2010 Fund	Mutual Fund	**	1,692,797
	Fidelity Freedom 2030 Fund	Mutual Fund	**	1,514,206
	Fidelity Equity-Income Fund	Mutual Fund	**	880,180
	Fidelity Freedom Income Fund	Mutual Fund	**	496,813
	Fidelity Freedom 2000 Fund	Mutual Fund	**	469,622
	Fidelity Freedom 2040 Fund	Mutual Fund	**	323,907
*	Marshall Money Market Fund	Money Market Fund	**	24,391
*	Participant Loans	Participant loans (maturing 2005 to 2019 at interest rates of 6% to 12%)		6,481,523

				$223,237,066

*	Represents party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)	(f)	(g)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)

SINGLE TRANSACTIONS
No single transactions greater than 5%.

SERIES TRANSACTION

* Marshall & Ilsley, N.A.	Great Plains Incorporated Stock Fund
	(170 Purchases)	$16,730,620		$16,730,620	$16,730,620
	(195 Sales)		$14,819,451	$15,352,733	$14,819,451	$(533,282)

* UMB Bank, n.a.	Great Plains Incorporated Stock Fund
	(10 Purchases)	$374,405		$374,405	$374,405
	(18 Sales)		$1,898,054	$1,468,005	$1,898,054	$430,049

* Includes both participant-directed and non-participant directed funds.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employee Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEE SAVINGS PLUS PLAN

By:	/s/William G. Riggins

William G. Riggins

By:	/s/John J. DeStefano

John J. DeStefano

By:	/s/Todd A. Kobayashi

Todd A. Kobayashi

June 27, 2005